Radiolife Co.

Accountant’s Compilation Report

For the year ended on December 31, 2021,

Contents

DRUMMOND
ACCOUNTING · TAX · LEGAL · ADVISORY

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Accountant's Compilation Report

Management is responsible for the accompanying financial statements of Radiolife Company, which comprise the balance sheets as of December 31, 2021 and the related statements of profit and loss and comprehensive loss, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America.

We have performed compilation engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA.

We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

We are not independent with respect to Radiolife Company as of and for the year ended December 31, 2021, because we performed certain accounting services that impaired our independence.

Drummond CPA, LLC

Drummond CPA, LLC
Boston – MA, June 02, 2022

Balance Sheet

For the year ended in December 31, 2021
(Amount expressed in US dollars)

	Notes	December 31, 2021
Assets		
Current Assets		
Cash and Cash Equivalents	1	1,384
Advance to Suppliers	2	501
Total Current Assets		1,885
Non-current assets		
Product Development	3	144,790
Total non-current assets		144,790
Total Assets		**146,675**
Liabilities & Equity		
Liabilities		
Current Liabilities		
Accounts Payable	4	15,857
Total Current Liabilities		15,857
Other Liabilities		
Related Party Payable	5	236,252
Total Other Liabilities		236,252
Total Liabilities		**252,109**
Equity		
Net loss for the period	6	(105,434)
Total Equity		(105,434)
Total Liabilities and Equity		**146,675**

Statement of Profit or Loss and Comprehensive Loss

From January 1 to December 31, 2021

(Amount expressed in US dollars)

	Notes	December 31, 2021
Gross revenue	7	**3,200**
Cost of goods sold	8	3,873
Gross profit		**(673)**
General and administrative expenses	9	94,096
Sales expenses	10	8,732
Operating loss before financial profit		**(103,501)**
Financial expenses	11	1,933
Net financial result		**(1,933)**
Net loss for the period		**(105,434)**
Total comprehensive loss		**(105,434)**

Statement of Changes in Equity

For the year ended in December 31, 2021
(Amount expressed in US dollars)

	Note	Capital	Current Year Earnings	Total
December 31th, 2020		**-**	**-**	**-**
Partner Contribution	12	-		-
Net loss for the period	6		(105,434)	(105,434)
December 31th, 2021		-	**(105,434)**	**(105,434)**

Statement of Cash Flow

From January 1, 2021 to December 31, 2021

(Amount expressed in US dollars)

Net Loss for the period	**(101,561)**
Expenses that do not represent cash movement	-
Net Income Adjusted	**(101,561)**
Increase (decrease) Operating Asset	**(501)**
Advance to Suppliers	(501)
Increase (decrease) Operating Liability	**15,857**
Accounts Payable (A/P)	15,857
Total Cash on Operating Activities	**(86,205)**
Increase (decrease) Investment Activities	
Intangible Assets	(148,663)
Total Cash on Investment Activities	**(148,663)**
Increase (decrease) Financing Activities	
Related Party Payable	236,252
Total Cash on Financing Activities	**236,252**
Increase (decrease) in Operating, Investment and Financing activities	**1,384**
Cash and cash equivalents at the beginning of the year	-
Cash and cash equivalents at the end of the year	1,384
Cash Flow at year end	**1,384**

RADIOLIFE CO.

Explanatory notes to the financial statements ended on December 31, 2021. All amounts are expressed in US dollars.

A) Operating Context

Radiolife is a startup that was founded on January 19, 2021, focused on increasing longevity, developing technology, and causing a positive impact on people's lives. It has a patented technology, based on radio frequency and artificial intelligence, that allows for quickly detecting biostructures like viruses, bacteria, and cancer cells. From this technology, Radiolife developed a diagnostic medical device called Cubescan, to work as a platform for diagnosing multiple diseases quickly and cost-effectively. The platform doesn't need to use any reagents and can be remotely upgraded with new diseases as are developed new models through machine learning. It is a scalable platform that will allow the next level in terms of diagnostics.

B) Summary of significant accounting policies

I. Basis of preparation

The present financial statements were elaborated in accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

II. Going concern assessment

The company is still developing a product that will be released, then had not generated cash until December 2021, only a partial revenue that refers to a prototype sent to a client.

Although, its operating is occurring in this current year, at the date that these financial statements refers, it had not started yet.

Then, the issue of this report respect the accounting concept of going concern, according to its performance related to the development of new technologies equipments and future generation of cash worth.

III. Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

IV. Revenue

The company did not generate revenue from goods sold in 2021, only a partial amount received for a prototype sent on the research and development phase of their product.

To determine whether to recognize revenue, the company will follow a 5-step process:
1 - Identifying the contract with a customer
2 - Identifying the performance obligations
3 - Determining the transaction price
4 - Allocating the transaction price to the performance obligations
5 - Recognizing revenue when/as performance obligation(s) are satisfied.
Revenue is recognized either at a point in time or over time, when (or as) the company satisfies performance obligations by transferring the promised product to its customers.

V. Operating expenses

Operating expenses are recognized in profit or loss upon utilization of the service or as incurred.

VI. Intangible assets

About the specific research and development (product development) assets that the company is accounting; this are all the costs related to the designing, developing, testing, and coding activities costs incurred to achieve the technological feasibility of the product. The record is made accordingly to the ASC 750.

VII. Cash and cash equivalents

Cash and cash equivalents comprise demand deposits, highly liquid investments maturing within 90 days from the date of acquisition that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

VIII. Current and non-current liabilities

They are stated at their known or estimated value, plus, when applicable, the respective charges. The provision for vacations is recorded on the accrual basis.

1. Cash and cash equivalents

This account is composed exclusively of monetary amount that is in the company's Bank of America account.
Its total at the end of the year ended on December 31, 2021, was $1,384.

2. Advance to suppliers

It refers to overpayments made to the credit card company, which generated a credit of $ 501.

3. Product Development

The values considered on the company assets as "Product Development" are accounted accordingly to the ASC 730, which provides that in the developing phase of their product, before the feasibility of the product is established, are considered as ASC 730 costs. The company achieved product feasibility in 2022.

Account	Amount
Manufacturing	$ 40,703
Engineering	33,941
Design	22,898
Regulatory Compliance	20,000
IT and Data Science	16,804
Research	10,444
Total	**$ 144,790**

4. Accounts payable

Suppliers and other accounts payable related to the operating chain of the company are included in this account. The company mainly vendor in this period was Stanton IP Law Firm, being the total amount of this vendor, 78% of the amount payable until the end of 2021.

Description	Amount	%
Stanton IP Law Firm, P.A.	$ 12,385	78%
Amazon	923	6%
Bem Legal LLC	590	4%
Paulo Belesa	412	3%
Gol - Airlines	352	2%
Others	1,195	8%
Total	**$ 15,857**	**100%**

5. Related Party Payable

These amounts were transferred by partner for the development of Radiolife's product and operation on the year of 2021.
The loan existent in the amount of $236,252 payable is a non interest bearing note, then there is no incidence of interest.

6. Net loss for the period

The company's beginning occurred in 2021, then, there is no Retained Earning or Accumulated Loss still. Therefore, this amount is the result of profit and loss during the year.

Considering yet, that the company has no capital contribution, its equity is completely composed by this account, in the total of $105,434.

7. Gross revenue

Radiolife's revenues still does not come from operating, but it is a result from a prototype which was negotiated in $3,200, that was received as a cost covering payment.

8. Cost of goods sold

The company was not operating until the end of 2021, however occurred some costs, in the amount of $3,878, whith the development of a prototype, wich were recorded as cost of good sold at the moment of the prototype's shipping.

9. General and Administrative Expenses

The general and administrative expenses include all those recognized as an operating expense that is not a sale connected expense, as shown below.

Expense	**Amount**
Intelectual Property	$ 48,502
Legal	20,105
Accounting	8,577
Management Expenses	7,557
Other Administrative Expenses	9,355
Total	**$ 94,096**

10. Sales Expenses

It's including all the sales connected expenses, as shown below.

Expense	**Amount**
Advertising And Marketing	$ 3,466
Travel Expense	4,343
Others	923
Total	**$ 8,732**

11. Financial Expenses

These are expenses that includes, mainly, maintenance of bank services, interest and currency exchange gains or losses, as shown below.

Expense	Amount
Bank Fees and Charges	$ 307
Exchange Gain or Loss	850
Interest Expenses	776
Total	**$ 1,933**

12. Capital

The company has funded with loan instead of equity. There is no partner contribution, only a non interest bearing note, provided by partner.

13. Subsequent Events

In 2022 the product that was being developed achieved the financial feasibility, therefore, the costs related to this product are now being charged to expense and are no longer considered ASC 730 costs.
The partner continued to lend money on 2022, with the related party total being $283,752.24 at the end of April, 2022.